UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

              Elk Associates Funding Corporation
              ----------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
               ----------------------------
               (Title of Class of Securities)

                      287166 10 2
                      -----------
                      (CUSIP NUMBER)

           C. Walter Stursberg, Jr., Stursberg & Veith,
 405 Lexington Avenue, Suite 4949, New York, NY  10174-4902 (212) 922-1177
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 22, 1995
                        -------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6

                         SCHEDULE 13D

CUSIP NO.287166102                       Page    2     of      6       Pages
         ---------                           ---------    -------------

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Alexander Nash

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) X
                                                        (B)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).                                              ___

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

NUMBER OF        7. SOLE VOTING POWER
SHARES                  28,200
BENEFICIALLY
OWNED BY         8. SHARED VOTING POWER
EACH                     1,500
REPORTING
PERSON           9. SOLE DISPOSITIVE POWER
WITH                    28,200

                10.  SHARED DISPOSITIVE POWER
                          1,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         29,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          2.31%

14.  TYPE OF REPORTING PERSON*
                           IN

                              SCHEDULE 13D

CUSIP NO. 287166102                            Page  3   OF  6     Pages
          ---------                                 -----   -------

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bella Singer Nash

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) X
                                                              (B)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)                                             ____

6. CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

NUMBER OF       7.  SOLE VOTING POWER
SHARES                 42,900
BENEFICIALLY
OWNED BY        8.  SHARED VOTING POWER
EACH                    1,500
REPORTING
PERSON          9.  SOLE DISPOSITIVE POWER
WITH                    42,900

               10.  SHARED DISPOSITIVE POWER
                         1,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        42,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         3.34%

14.  TYPE OF REPORTING PERSON*
                          IN

                           SCHEDULE 13D

CUSIP NO. 287166102                            Page  4  of  6  Pages
          ---------                                -----  -----

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pauline Ann Nash

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) X
                                                               (B)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)                                             ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

NUMBER OF        7.  SOLE VOTING POWER
SHARES                  None
BENEFICIALLY
OWNED BY         8.  SHARED VOTING POWER
EACH                    1,500
REPORTING
PERSON           9.  SOLE DISPOSITIVE POWER
WITH                     None

                10.  SHARED DISPOSITIVE POWER
                        1,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .12%

14.  TYPE OF REPORTING PERSON*
             IN


                                                       Page 5 of 6 Pages

Item 1.  Security and Issuer.
         --------------------
         Common Stock, $.01 par value

          Elk Associates Funding Corporation (the "Issuer")
          747 Third Avenue, 4th Floor
          New York, New York  10017

Item 2.  Identity and Background.
         ------------------------
         (a)  Bella Singer Nash, Alexander Nash and Pauline Ann
              Nash (the "Reporting Persons")

         (b) 12 Ridgeway, Kings Point, NY  11024

         (c) Alexander and Bella Singer Nash are husband and wife and are both doctors. Pauline Ann Nash is their minor daughter.

         (d) none.

         (e) none.

         (f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------
        Personal funds of either Alexander or Bella Singer Nash in the amount of $75,000 were used to purchase the shares.

Item 4.  Purpose of Transaction
         ----------------------
         Alexander Nash acquired 15,000 shares individually.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         To the knowledge of the Reporting Persons, the Issuer has outstanding on the date hereof 1,283,600 shares of its Common Stock, par value $.01, of which Reporting Persons' aggregate of 72,600 shares equals 5.66%.

         (b) SOLE POWER TO VOTE OR DIRECT THE VOTE
                ALEXANDER                   BELLA
                 28,200                     42,900

              SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 ALEXANDER                  BELLA
                 28,200                     42,900

         (c) Not Applicable

         (d) Not Applicable

         (e) Not Applicable

Item 6.  Contracts, Arrangements, Understanding or Relationships
         -------------------------------------------------------
         with respect to Securities of the Issuer.
         ----------------------------------------
          None.

Item 7.  Material to be Filed as Exhibits.
        --------------------------------
          None.


                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February         , 1996
-----------------------
(Date)

ALEXANDER NASH
-----------------------
(Signature)

ALEXANDER NASH
-----------------------
(Name/Title)

February         , 1996
-----------------------
(Date)

BELLA SINGER NASH
----------------------
(Signature)

BELLA SINGER NASH
----------------------
(Name/Title)

February         , 1996
-----------------------
(Date)

BELLA SINGER NASH AND ALEXANDER NASH
---------------------------------------
(Signature)

BELLA SINGER NASH AND ALEXANDER NASH AS GUARDIANS FOR PAULINE ANN NASH
----------------------------------------------------------------------
(Name/Title)